November 25, 2014

VIA EDGAR

Ms. Karen Rossotto
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-4720

Re:           American Century Strategic Asset Allocations, Inc. (the “Registrant”)
(File Nos. 033-79482; 811-08532)

Dear Ms. Rossotto:

Please find below our responses to your comments that we discussed on October 31, 2014, regarding Post-Effective Amendment No. 42, filed on September 3, 2014 to the Registrant’s registration statement for the Multi-Asset Income Fund (the “Fund”).  For your convenience, we restated each of your comments prior to our responses.

1.	Comment. Explain the difference in the unified management fee for Institutional and R6 Class shares.

Response.  As noted in the Fees and Expenses table of the prospectus, the unified management fee for the Fund is 0.90% for the Investor, A, C, and R Classes, 0.70% for the Institutional Class, and 0.55% for the R6 Class.  The Multiple Class Information section of the prospectus explains the difference in the Institutional and R6 Classes’ unified management fees as follows:

The fund offers multiple classes of shares.  The classes have different fees, expenses and/or minimum investment requirements.  The difference in the fee structures between the classes is the result of their separate arrangements for shareholder and distribution services.  It is not the result of any difference in advisory or custodial fees or other expenses related to the management of the fund’s assets, which do not vary by class.  The Institutional and R6 Class shareholders do not require the same level of shareholder and administrative services from the advisor as shareholders of the other classes.  In addition, American Century does not pay any service, distribution or administrative fees to financial intermediaries for R6 Class shares.  As a result, the advisor is able to charge these classes lower unified management fees.  Different fees and expenses will affect performance.

2.	Comment. Explain how acquired fund fees and expenses are accounted for in the fee Example, if at all.

Response.  The Fund’s estimated Acquired Fund Fees and Expenses are included in the Total Annual Fund Operating Expenses used to calculate the costs in the fee Example.  An adjustment has been made in the Example to reflect the rate and duration of the Fund’s estimated Fee Waiver, which is equal to the expenses attributable to the management fees of the American Century funds in which the Fund invests.

P.O. Box 418210, 4500 Main Street, Kansas City, MO 64141-9210	1-800-345-2021 or 816-531-5575	americancentury.com

Ms. Karen Rossotto
November 25, 2014

3.	Comment. If the Fund is a New Fund, complete only the 1- and 3- year period portions of the Example.

Response.  The Fund is a New Fund for purposes of Form N-1A Item 3, and we have revised the Example to include only 1- and 3- year information as suggested.

4.	Comment. The Principal Investment Strategies section of the prospectus references “other financial instruments;” Please include all principal investment strategies in the Fund Summary.

Response.  The reference has been updated to refer to the Fund’s investment in certain derivative instruments, as later discussed in the Fund Summary.

5.	Comment. Disclose the market capitalization of equity investments.

Response.  The Principal Investment Strategies section discloses that the portfolio managers look for equity securities of companies of all sizes.

6.	Comment. Disclose the average maturity of the fixed-income portion of the Fund, if any.

Response.  We have added disclosure explaining that the fixed-income portion of the Fund has no average maturity limitations but typically invests in intermediate-term and long-term debt securities.

7.	Comment. Confirm whether costs associated with short sales are included in the Other Expenses portion of the Fee Table.

Response.   The Fund is not expected to short sell securities as a principal investment strategy in the immediate future.  Short sale disclosure has, therefore, been omitted from the Fund’s prospectus but remains in the statement of additional information as a non-principal investment strategy.  If the Fund engages in short sales in the future, any related costs that are deducted from the Fund’s assets or charged to all shareholder accounts, and which are not otherwise included in the Fee Table will be included in the Other Expenses portion of the Fee Table as provided for in Form N-1A.

8.
Comment.  Convertible securities risk is included in the Fund Summary as a principal risk of investing in the Fund.  Disclose the Fund’s investment in convertible securities as a principal investment strategy in the Fund Summary as well.

Response.  A reference to the Fund’s investment in convertible securities has been added to the Principal Investment Strategies disclosure in the Fund Summary.

9.	Comment. Add a “junk bond” reference in the high-yield risk included in the Fund Summary.

Response.  We have added the additional reference as requested.

10.	Comment. Disclose the risks associated with the Fund’s investments in ETFs and municipal bonds.

Response.  The Fund currently expects to invest in ETFs and municipal bonds as non-principal investment strategies, and we have, therefore, omitted the references to these security types from the prospectus.  The Fund’s strategy to invest in ETFs and municipal bonds and the risks associated with these securities are included in the statement of additional information.

Ms. Karen Rossotto
November 25, 2014

11.
Comment.  In the Objectives, Strategies and Risks section of the prospectus, under the heading What are the fund’s principal investment strategies?, explain the security type referred to as “other financial instruments.”

Response.  As in the Fund Summary, this reference has been updated to refer to the Fund’s investment in certain derivative instruments, as further discussed in the prospectus.

12.
Comment.  The What are the fund’s principal investment strategies? section references “stock futures contracts or stock index futures contracts.”  If these are principal investment strategies of the Fund, include them in the Fund Summary as well.  Otherwise explain they are non-principal investment strategies.

Response.  While the Fund intends to invest in a variety of equity securities as a principal investment strategy, investment in stock futures contracts or stock index futures is not separately a principal investment strategy of the Fund.  We have, therefore, omitted references to these specific security types from the prospectus.  The Fund’s use of stock futures contracts or stock index futures and the risks associated with these securities are included in the statement of additional information.

13.	Comment. The principal investment strategies disclosure indicates that the Fund invests in equity securities of companies of all sizes. Include a reference to company size in the Fund Summary.

Response.  The Principal Investment Strategies section of the Fund Summary discloses that the portfolio managers look for equity securities of companies of all sizes.

14.
Comment.  If the Fund’s investment in real estate investment trusts (REITs) is a principal investment strategy of the Fund, include REITs in the Fund Summary.  If not, explain that investment in REITs is a non-principal investment strategy.

Response.   We have added disclosure in the Fund Summary explaining that the Fund’s investment in companies engaged in the real estate industry includes, for example, investment in REITs.

15.
Comment.  The disclosure states that the fixed-income portion of the Fund “may” include various types of debt securities.  Consider whether use of the word “may” is appropriate here given that all principal investment strategies and security types should be disclosed in the prospectus.

Response.  We have revised the disclosure to explain that the fixed-income portion of the Fund is expected to include corporate bonds and notes, government, asset-backed, mortgage-backed and similar debt instruments as a principal investment strategy.  The Fund’s investment in other, specific types of debt securities that are not principal investment strategies is disclosed in the statement of additional information.

16.	Comment. Confirm that if the Fund will sell credit default swaps, it will cover the transaction to the full notional value.

Response.  We hereby confirm that the Fund’s policies will require asset segregation to cover the full notional value of any sales of credit default swaps.

17.
Comment.  If the Fund expects to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies, mention it in the Fund Summary with associated risk disclosure.

Ms. Karen Rossotto
November 25, 2014

Response.  The Fund does not currently expect to engage in active and frequent trading of portfolio securities to achieve its principal investment strategies.  The disclosure has been omitted from the prospectus, including from the Fund Summary.

18.	Comment. If a description of the Fund’s policies and procedures with respect to the Fund’s disclosure of portfolio securities is available on the Fund’s website, please mention it in the prospectus.

Response.  A description of the Fund’s policies and procedures with respect to disclosure of portfolio securities is not available on the Fund’s website.  As such, this disclosure was omitted as permitted by Form N-1A.  A description of such policies and procedures is, however, available in the statement of additional information, as mentioned in the Fund’s prospectus.

19.
Comment.  Page 3 of the statement of additional information (SAI) states that “[i]f market action affecting fund securities . . . causes a fund to exceed an investment restriction, the advisor is not required to take immediate action.”  Be sure to disclose the exception for borrowing somewhere, namely, that in certain circumstances, the Fund has three days to reduce the amount of borrowings.

Response.  The Fundamental Investment Policies section of the SAI discloses the referenced borrowing exception, as follows:

For purposes of the investment policy relating to senior securities, a fund may borrow from any bank provided that immediately after any such borrowing there is asset coverage of at least 300% for all borrowings of such fund. In the event that such asset coverage falls below 300%, the fund shall, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, reduce the amount of its borrowings to an extent that the asset coverage of such borrowings is at least 300%.

20.
Comment.  The concentration policy permits the Fund to invest an unlimited portion of its assets in other investment companies.  Include disclosure that the Fund will consider the industry concentration of those other investment companies in determining compliance with its own investment policies.

Response.  We have added disclosure in the Fundamental Investment Policies section explaining that the Fund considers the holdings of the other American Century funds (affiliated funds) in which the Fund invests to assess industry concentration.

In responding to your comments, we acknowledge that: (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.

If you have any questions with regard to the above responses, please contact the undersigned at danielle_doerhoff@americancentury.com or 816-340-7021.

Very truly yours,

/s/ Danielle R. Doerhoff

Danielle R. Doerhoff
Corporate Counsel

DD:ce